SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. 1)

                       Triangle Pharmaceuticals, Inc.

                              (Name of Issuer)

                  Common Stock, par value $0.001 per share

                       (Title of Class of Securities)

                                89589H 10 4

                               (CUSIP Number)

       Jose M. de Lasa                                 with a copy to:
Senior Vice President, Secretary
     and General Counsel                              James T. Lidbury
     Abbott Laboratories                            Mayer, Brown & Platt
   100 Abbott Park Road                           190 South LaSalle Street
Abbott Park, Illinois 60064-3500                   Chicago, Illinois 60603
       (847) 937-6100                                  (312) 782-0600

               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                               August 3, 1999
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                       (Continued on following pages)
                            (Page 1 of 4 Pages)

CUSIP NO.: 89589H 10 4                             13D


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                    Abbott Laboratories (# 36-0698440)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Illinois

                           7        SOLE VOTING POWER
                                    6,571,428 shares of Common Stock
NUMBER OF
SHARES                     8        SHARED VOTING POWER
BENEFICIALLY                        0
OWNED BY
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           6,571,428 shares of Common Stock
PERSON
WITH                       10       SHARED DISPOSITIVE POWER
                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           6,571,428 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           17.6%

14       TYPE OF REPORTING PERSON
                           CO


                                                        Page 2 of 4 Pages

         This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed by Abbott Laboratories, an Illinois corporation ("Abbott") on June 2, 1999 (the "Original Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to those terms in the Original Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price for the purchase by Abbott described herein of 6,571,428 shares of the common stock, par value $0.001 per share, (the "Common Stock") of Triangle Pharmaceuticals, Inc. (the "Issuer") was $118,285,704. The source of such funds was the working capital of Abbott.

ITEM 4.           PURPOSE OF THE TRANSACTION

         As previously disclosed, pursuant to the Stock Purchase Agreement dated as of June 2, 1999 between Abbott and the Issuer, Abbott agreed to purchase 6,571,428 shares of Common Stock at a purchase price of $118,285,704. On August 3, 1999 Abbott and the Issuer consummated the transactions contemplated by the Stock Purchase Agreement, including the purchase by Abbott of 6,571,428 shares of Common Stock. Also on August 3, 1999 the Issuer and Abbott entered into the Supply Agreement and the closings were held under the Collaboration Agreement and the Co-Promotion Agreement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Abbott is the beneficial owner of all 6,571,428 shares of Common Stock. Such Shares represent 17.6% of the total outstanding shares of Common Stock.

         (b) Abbott has the sole power to vote and to dispose of all 6,571,428 shares of Common Stock.

         (c) Other than the execution of the Stock Purchase Agreement on June 2, 1999 and the purchase of 6,571,428 shares of Common Stock on August 3, 1999, Abbott has not effected any transactions in the Common Stock in the past 60 days.

         (d)-(e)  Not applicable.


                                                          Page 3 of 4 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 1999


                                      ABBOTT LABORATORIES


                                      By:   /s/ Gary L. Flynn
                                           ----------------------------------
                                      Name:   Gary L. Flynn
                                      Title:  Vice President & Controller













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